Mail Stop 4561

May 26, 2006

Mr. Larry G. Gerdes
Chief Executive Officer and President
Transcend Services, Inc.
945 East Paces Ferry Road, N.E.
Suite 1475
Atlanta, GA 30326

> **Re: Transcend Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 0-18217**

Dear Mr. Gerdes:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Accounting Branch Chief